Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

February 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Ms. Kimberly Browning

Re:	Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to comments received from Ms. Kimberly Browning of the Staff of the Securities and Exchange Commission (the “Commission”) on December 20, 2019, regarding Post-Effective Amendment No. 68 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”) filed on November 12, 2019 with respect to the Domini Sustainable Solutions Fund (the “Fund”). A summary of the Staff’s comments and the Registrant’s responses are set forth below.

Summary Section – Fee Table

1.	Comment:	The Staff notes that the Fund may invest in other funds, and requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses should be reflected in the Fee Table, or revise the Fee Table to reflect Acquired Fund Fees and Expenses, as applicable.

	Response:	The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses should be reflected in the Fee Table.

2.	Comment:	The Staff requested that the Registrant include a footnote to the Fee Table indicating that Other Expenses are based on estimated amounts for the current fiscal year.

	Response:	The Registrant will add a footnote to the Fee Table indicating that Other Expenses are based on estimated amounts for the current fiscal year.

3.	Comment:	The Staff requested that the Registrant confirm in its response that the Fund’s Adviser does not have the ability to recoup amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 2 to the Fee Table or disclose the attendant rights of recoupment.

	Response:	The Registrant confirms that the Fund’s Adviser does not have the ability to recoup amounts waived or expenses reimbursed under the contractual fee waiver arrangement reflected in footnote 2 to the Fee Table.

4.	Comment:	The Staff requested that the Registrant revise the second sentence of footnote 2 to the Fee Table to clarify the period for which the expense waiver arrangement is expected to continue, including the expected termination date, and to briefly describe who can terminate the arrangement and under what circumstances. The Staff also requested that the Registrant define the term “agreement” as used in footnote 2 to the Fee Table.

	Response:	The Registrant will revise footnote 2 to the Fee Table to address the Staff’s comments as follows:

The Fund’s Adviser has contractually agreed to waive certain fees and/or reimburse certain ordinary operating expenses in order to limit Investor and Institutional share expenses to 1.40% and 1.15%, respectively. These expense limitations are in effect through November 30, 2021. There can be no assurance that the Adviser will extend the expense limitations beyond such time. While in effect, the arrangement may be terminated for a class only by agreement of the Adviser and the Board of Trustees.

Summary Section – Portfolio Turnover

5.	Comment:	The Staff requested that the Registrant revise the disclosure regarding portfolio turnover to explain why a portfolio turnover rate for the most recent fiscal year is not included.

	Response:	The Registrant will revise the disclosure regarding portfolio to address the Staff’s comment as follows:

The Fund is newly offered; therefore, it does not have a turnover rate to report for the most recent fiscal year.

Summary Section – Principal Investment Strategies

6.	Comment:	The Staff noted that the Registrant indicates in Item 4 and Item 9 of the Prospectus that the Fund invests at least 80% of its assets in companies that demonstrate a commitment to sustainability solutions, and also that investments are selected based on the Adviser’s environmental and social standards. The Staff requested the Registrant revise the disclosure in Item 4 and Item 9 of the Prospectus to clarify the sustainability criteria in the Fund’s 80% investment policy and how the Adviser’s investment process, including the Adviser’s environmental and social standards, implements the Fund’s investment strategies generally.

	Response:	The Registrant will revise the disclosure to address the Staff’s comment as set forth in Appendix A hereto.

7.	Comment:	The Staff requested that if investing in securities of specific countries, regions, emerging or frontier markets is an element of the Fund’s principal investment strategy, to add corresponding disclosure in the principal investment strategies and principal risks sections.

	Response:	The Registrant confirms that investing in securities of specific countries, regions, emerging or frontier markets is not an element of the Fund’s principal investment strategy and, accordingly, respectfully submits that no change to the principal investment strategy disclosure is required.

8.	Comment:	The Staff noted that the Registrant states that that the Fund may invest in securities that “the Adviser believes” demonstrate a commitment to sustainable solutions. The Staff requested that the Registrant revise the disclosure to omit the phrase “the Adviser’s believes” and to explain in more detail the criteria the Adviser uses to select the Fund’s investments.

	Response:	The Registrant will revise the disclosure to address the Staff’s comment as set forth in Appendix A hereto.

9.	Comment:	The Staff noted that the Registrant references real estate investment trusts in the principal investment strategies section, but does not provide corresponding principal risk disclosure. The Staff requested that the Registrant revise the disclosure to clarify if investing in real estate investment trusts is an element of the Fund’s principal investment strategy and to include corresponding risk disclosure, as applicable.

	Response:	The Registrant notes that investing in real estate investment trusts is not an element of the Fund’s principal investment strategy and will delete the disclosure referenced by the Staff.

10.	Comment:	The Staff requested that the Registrant confirm if investing in other funds is an element of the Fund’s principal investment strategy and, if applicable, revise the disclosure to clarify whether the Fund invests in both open-end and closed-end funds.

	Response:	The Registrant notes that investing in other funds is not an element of the Fund’s principal investment strategy and will delete the disclosure referenced by the Staff.

11.	Comment:	The Staff noted that the Registrant states that the Fund may have significant exposure to securities of issuers tied economically to the United States, and requested that the Registrant clarify supplementally if this disclosure is intended to relate to Fund investments in securities of non-U.S. issuers and/or countries.

	Response:	The Registrant notes that investing in securities of non-U.S. issuers or countries is not an element of the Fund’s principal investment strategy and will delete the disclosure referenced by the Staff. The Registrant notes supplementally that the Fund expects to have significant exposure to securities of U.S. issuers from time to time.

12.	Comment:	The Staff noted that the Registrant states that the Fund may hold cash or other short-term investments to provide the Fund flexibility to meet redemptions and expenses and to readjust its portfolio holdings. The Staff requested that the Registrant revise the disclosure to clarify how short-term investments are an element of the Fund’s principal investment strategy, or to omit such disclosure from the principal investment strategies section.

	Response:	The Registrant notes that investing in short-term investments is not an element of the Fund’s principal investment strategy and will delete the disclosure referenced by the Staff.

13.	Comment:	The Staff requested that the Registrant add language to paragraph two of Item 4 to clarify the weights provided to the Subadviser with the Adviser’s investment selections.

	Response:	The Registrant will revise the disclosure to address the Staff’s comments as follows:

The Fund’s Subadviser will purchase or sell securities to implement the Adviser’s investment selections at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections.

14.	Comment:	The Staff requested that the Registrant add disclosure to clarify what is meant by “impact investors” and “impact investing risk” in the principal investment strategies and principal investment risk disclosure.

	Response:	The Registrant will delete the reference to “impact investors” in the principal investment strategies section and replace the reference to “impact investing risk” with “sustainable investing risk” to address the Staff’s comment.

Summary Section – Principal Investment Risks

15.	Comment:	The Staff notes that Valuation Risk was included as a principal risk of the Fund and requested that the Fund add corresponding disclosure in the principal investment strategies section of the Prospectus with respect to investments in securities that trade in thin or volatile markets or that are valued using fair value methodologies or revise the risk disclosure as applicable.

	Response:	The Registrant notes that the Fund does not invest in securities that trade in thin or volatile markets or that are valued using fair value methodologies as a principal investment strategy. The Registrant further notes that the disclosure referenced by the Staff addresses risks with respect to the valuation of securities generally, and respectfully submits that such disclosure is relevant to investors. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

16.	Comment:	The Staff notes that Liquidity Risk was included as a principal risk of the Fund. The Staff requests that the Fund add corresponding disclosure in the principal investment strategies section of the Prospectus with respect to investments in illiquid securities or revise the risk disclosure as applicable.

	Response:	The Registrant notes that the Fund does not invest in illiquid securities as a principal investment strategy. The Registrant further notes that the disclosure referenced by the Staff addresses risks with respect to the liquidity of securities generally, and respectfully submits that such disclosure is relevant to investors. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

More on the Fund’s Investment Objectives and Strategies

17.	Comment:	The Staff requested that the Registrant confirm that all principal investment strategies and risks of the Fund that are summarized in Item 9 of the Prospectus and the Statement of Additional Information, as applicable, are summarized in Item 4 of the Prospectus, or revise the disclosure accordingly.

	Response:	The Registrant confirms that all principal investment strategies and risks of the Fund are summarized in Item 4.

18.	Comment:	The Staff noted that certain of the strategies or risks described in Item 9 merely repeat or are substantially identical to information already included in the summary section, and suggested that the Registrant consider revising the disclosure to remove disclosure that is addressed in Item 4.

	Response:	The Registrant believes that the disclosure is consistent with Form N-1A and respectfully submits that no change to the disclosure is required.

19.	Comment:	The Staff noted that the Registrant states that, among other criteria, the Fund may invest in securities of companies that “otherwise demonstrate a commitment to sustainable business practices.” The Staff noted its belief that this statement is overly broad and requested that it be deleted

	Response:	The Registrant will delete the disclosure referenced by the Staff.

Other Fund Investment Strategies

20.	Comment:	The Staff noted that the Registrant refers to depositary receipts in the principal investment strategies section of the Prospectus, but also includes disclosure regarding depositary receipts in the other fund investment strategies section of the Prospectus. The Staff requested that the Registrant confirm if investing in depositary receipts is an element of the Fund’s principal investment strategy and to revise the disclosure accordingly.

	Response:	The Registrant confirms that investing in depositary receipts is not an element of the Fund’s principal investment strategy and will revise the disclosure regarding the Fund’s principal investment strategies accordingly.

21.	Comment:	The Staff requested that the Registrant revise the disclosure in the Prospectus regarding securities lending to explain that the cost of engaging in securities lending are not disclosed in the Fee Table, to state the maximum amount in which the fund may engage in securities lending, expressed as a percentage of total assets, and to include such disclosure in the principal investment strategies section if securities lending is a principal investment strategy of the Fund. The Staff also requested that the Registrant disclose, if true, that the Fund bears the entire risk of loss for any re-invested collateral received in connection with securities lending and, with respect to proxy voting, that the Fund may be unable to recall securities in time to exercise voting rights

	Response:	The Registrant notes that it does not currently engage in securities lending. The Registrant will delete the disclosure referenced by the Staff from the Prospectus and revise the disclosure regarding securities lending in the Statement of Additional Information to address the Staff’s comments, as follows:

Loans of Securities

Consistent with applicable regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC, the Fund may make loans of its securities to brokers, dealers, or other financial institutions, provided that (a) the loan is secured continuously by collateral, consisting of securities, cash, or cash equivalents, which is marked to market daily to ensure that each loan is fully collateralized, at all times, (b) the Fund may at any time call the loan and obtain the return of the securities loaned within three business days, (c) the Fund will receive any interest or dividends paid on the securities loaned, and (d) the aggregate market value of securities loaned will not at any time exceed 30% of the total assets of the Fund. The Fund reserves the right to recall loaned securities so that it may exercise voting rights on loaned securities according to the Fund’s Proxy Voting Policy and Procedures.

The Fund will earn income for lending its securities either in the form of fees received from the borrower of the securities or in connection with the investment of cash collateral in short-term money market instruments. The Fund will continue to have market risk and other risks associated with owning the securities on loan, as well as the risks associated with the investment of the cash collateral received in connection with the loan. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral, and the risk that the Fund is unable to recall a security in time to exercise voting rights or sell the security.

Where the collateral received is cash, the cash will be invested and the Fund will be entitled to a share of the income earned on the investment, but will also be subject to investment risk on the collateral and will bear the entire amount of any loss in connection with investment of such collateral.

In connection with lending securities, the Fund may pay reasonable finders, administrative, and custodial fees. No such fees will be paid to any person if it or any of its affiliates is affiliated with the Fund, Domini, or the Subadviser.

Fees and expenses paid by the Fund in connection with loans of securities are not reflected in the fee table or expense example in the Fund’s prospectus. If the income earned on the investment of the cash collateral is insufficient to pay these amounts or if the value of the securities purchased with such cash collateral declines, the Fund may take a loss on the loan. Where the Fund receives securities as collateral, the Fund will earn no income on the collateral, but will earn a fee from the borrower.

The Fund does not currently engage in securities lending.

More on the Risks of Investing in the Fund

22.	Comment:	The Staff noted the inclusion of disclosure regarding risks related to the expected discontinuation of LIBOR as a reference rate for various commercial and financial contracts and requested that the Registrant confirm that such risks are applicable to the Fund, or to revise the disclosure accordingly.

	Response:	The Registrant notes that the Fund may invest in, or have exposure to, securities of banks or other financial services firms that may be affected directly or indirectly by risks related to the expected discontinuation of LIBOR and, accordingly, respectfully submits that no change to the disclosure is required.

23.	Comment:	The Staff noted that the Registrant includes Foreign Investing Risk under More on the Risks of Investing in the Fund and references the risks associated with specific countries/regions. The Staff requested that the Registrant confirm if investing in such countries/regions is an element of the Fund’s principal investment strategy and, if so, to revise the disclosure accordingly.

	Response:	As noted above, the Registrant confirms that investment in specific non-U.S. countries is not a principal investment strategy of the Fund. The Registrant will delete the disclosure referenced by the Staff.

Statement of Additional Information – Fundamental Investment Restrictions

24.	Comment:	The Staff noted that the Registrant appeared to disclose its concentration policy in a separate section of the Statement of Additional Information from the disclosure regarding the Fund’s other fundamental investment restrictions, and suggested that the Registrant include disclosure regarding the Fund’s concentration policy in the same section as the disclosure regarding the Fund’s other fundamental investment restrictions.

	Response:	The Registrant notes that the disclosure regarding the Fund’s concentration policy was inadvertently separated from the disclosure regarding the Fund’s other fundamental investment restrictions, and confirms that disclosure regarding the Fund’s concentration policy will be included in the same section of the Statement of Additional Information as the disclosure regarding the Fund’s other fundamental investment restrictions.

25.	Comment:	The Staff requested that the Registrant confirm if the statement that “if the Fund were to concentrate its investments in a single industry, the Fund would be more susceptible to any single economic, political, or regulatory occurrence than would be another investment company that was not so concentrated” is intended to be included in the Fund’s fundamental concentration policy, or to revise the disclosure accordingly.

	Response:	The Registrant confirms that the statement referenced by the Staff is not intended to be included in the Fund’s fundamental concentration policy. The Registrant will revise the Fund’s concentration policy as follows:

Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the Fund may not invest more than 25% of its assets in any one industry or group of industries.

26.	Comment:	The Staff noted that, with respect to the Fund’s fundamental investment policy regarding the purchase or sale of real estate, the Registrant states that “the Fund reserves the freedom of action to hold and to sell real estate acquired as the result of the ownership of securities by the Fund, as applicable.” The Staff requested that the Registrant revise such disclosure to state that “the Fund reserves the freedom of action to purchase and to sell real estate acquired as the result of the ownership of securities by the Fund, as applicable.”

	Response:	The Registrant will revise the disclosure as requested by the Staff.

27.	Comment:	The Staff noted that the Registrant states that arrangements with respect to securities lending are not treated as borrowing for purposes of the Fund’s investment restriction with respect to borrowing money. The Staff requested that the Registrant add disclosure to explain why the Fund will not treat securities lending as borrowing for purposes of the Fund’s investment restriction with respect to borrowing money.

	Response:	As noted above, the Fund does not currently intend to engage in securities lending. The Registrant will delete the disclosure referenced by the Staff.

Statement of Additional Information – Nonfundamental Restrictions

28.	Comment:	The Staff noted that the Fund’s disclosure with respect to diversification is included in the section titled Nonfundamental Restrictions, which suggests that the Fund’s status as a diversified fund may be changed without shareholder approval. The Staff noted that under the 1940 Act, the Fund cannot change its classification from diversified to non-diversified without shareholder approval, and requested that the Registrant revise the disclosure accordingly.

	Response:	The Registrant will move the disclosure referenced by the Staff from the section titled Nonfundamental Restrictions to a separate section titled Diversification and revise the disclosure as follows:

Diversification

The Fund is currently classified as a diversified fund under the 1940 Act. A diversified fund may not purchase securities of an issuer (other than obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities) if, with respect to 75% of the Fund’s total assets, (a) more than 5% of the Fund’s total assets would be invested in securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer. Under the 1940 Act, the Fund cannot change its classification from diversified to non-diversified without shareholder approval.

Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy
General Counsel

Appendix A

Principal investment strategies: Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of companies that demonstrate a commitment to sustainability solutions.

For purposes of the Fund’s 80% policy, a company demonstrates a commitment to sustainability solutions if, based on the Adviser’s fundamental analysis, the company provides, invests in or creates products or services that help:

•	Accelerate the transition to a low-carbon future including through renewable energy, distributed generation, off-grid solutions, energy storage, electric vehicles, or energy-efficient technologies.

•	Contribute to the development of sustainable communities including through safe and affordable housing, eco-friendly design, low-carbon transportation systems, or climate-resilient infrastructure.

•

Ensure access to clean water including through the development or maintenance of water infrastructure , affordable water services, or solutions for water treatment, harvesting, conservation, flow-control, plumbing, or heating.

•

Support more sustainable food systems including through the improvement of, or access to, healthy, natural, organic, or plant-based food, the reduction of food waste, promotion of resource-efficient agriculture, or support for small-scale farming.

•

Promote societal health and wellbeing including through the improvement of, or access to, healthcare products or services, preventative healthcare solutions, innovative diagnostics or medicines, mobile medical technologies, or health education services.

•	Broaden financial inclusion including through improvement of, or access to, capital, banking, insurance, investment, or other financial products or services.

•

Bridge the digital divide and/or expand access to economic opportunity including through improvement of, or access to information or communication technologies, education, training, or software/services.

The Fund may invest in equity securities issued by companies of any market capitalization located throughout the world. For purposes of the Fund’s investment policies, equity securities include common stocks, warrants, rights, and preferred shares. The Fund’s investments are not constrained by benchmark weightings in regions, countries, or sectors. The Fund may have significant exposure to securities of issuers in the information technology, industrials, health care, and financial sectors. In addition, because the Fund is unconstrained to any benchmark, these exposures may change over time. The Fund may have significant exposure to any region, country or sector at any time. The Fund may invest in fewer than 50 securities.

Investment selections are made by Domini Impact Investments LLC (the “Adviser”), the Fund’s adviser, based on fundamental analysis of environmental, social, and financial criteria. SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s Subadviser, will purchase or sell securities to implement the Adviser’s investment selections at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections.

More on the Fund’s Investment Strategies

As a primary strategy, under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of companies that demonstrate a commitment to sustainability solutions. The Fund will provide shareholders with at least 60 days prior written notice if it changes this 80% policy.

For purposes of the Fund’s 80% policy, a company demonstrates a commitment to sustainability solutions if, based on the Adviser’s fundamental analysis, the company provides, invests in or creates products or services that help:

•	Accelerate the transition to a low-carbon future including through renewable energy, distributed generation, off-grid solutions, energy storage, electric vehicles, or energy-efficient technologies.

•	Contribute to the development of sustainable communities including through safe and affordable housing, eco-friendly design, low-carbon transportation systems, or climate-resilient infrastructure.

•

Ensure access to clean water including through the development or maintenance of water infrastructure , affordable water services, or solutions for water treatment, harvesting, conservation, flow-control, plumbing, or heating.

•

Support more sustainable food systems including through the improvement of, or access to, healthy, natural, organic, or plant-based food, the reduction of food waste, promotion of resource-efficient agriculture, or support for small-scale farming.

•

Promote societal health and wellbeing including through the improvement of, or access to, healthcare products or services, preventative healthcare solutions, innovative diagnostics or medicines, mobile medical technologies, or health education services.

•	Broaden financial inclusion including through improvement of, or access to, capital, banking, insurance, investment, or other financial products or services.

•

Bridge the digital divide and/or expand access to economic opportunity including through improvement of, or access to information or communication technologies, education, training, or software/services.

The Fund may invest in equity securities issued by companies of any market capitalization located throughout the world. For purposes of the Fund’s investment policies, equity securities include common stocks, warrants, rights and preferred shares. The Fund may invest in fewer than 50 securities. The Fund may hold cash or other short-term investments to provide the Fund with the flexibility to meet redemptions and expenses and to readjust its portfolio holdings.

Investment selections are not constrained by benchmark weightings in any regions, countries, or sectors. The Fund may have significant exposure to securities of issuers in the information technology, industrials, health care, and financial sectors. In addition, because the Fund is unconstrained to any benchmark, these exposures may change over time. The Fund may have significant exposure to any region, country or sector at any time.

The Fund’s investment strategies and policies may be changed from time to time without shareholder approval, unless specifically stated otherwise in this Prospectus or in the SAI.

Domini’s Investment Process

Investment selections are made by Domini Impact Investments LLC (the “Adviser”) based on fundamental analysis of environmental, social, and financial criteria, which generally includes studying the company, its financial data, industry, products and services, and competitors.

The Adviser evaluates securities of issuers that demonstrate a commitment to sustainability solutions, as described above, against the Adviser’s proprietary environmental and social standards (“Standards”) based on the core businesses in which an issuer engages, as well as on the quality of the issuer’s relations with key stakeholders, including communities, customers, ecosystems, employees, investors, and/or suppliers. The quality of a company’s management practices is also a key consideration in determining a potential issuer’s eligibility.

The Adviser will seek to avoid investment in issuers that it determines to be sufficiently involved with certain goods and services, as determined by the Adviser, based on factors such as percentage of revenue, magnitude of involvement, or ownership. These goods and service include, but may not be limited to, alcohol, tobacco, gambling, weapons and firearms, and nuclear power. The Adviser also excludes companies in the energy sector substantially involved in coal or uranium mining and oil and natural gas exploration and production, storage, transportation, refining, and related services. In addition, the Adviser excludes electric utility companies that have either announced plans for new construction after the Paris Agreement was adopted in 2015 or that have over 50% installed capacity from coal-fired generation. Major producers of synthetic pesticides and agricultural chemicals as well as companies significantly involved in the operation of for-profit prisons and immigration detention centers are also typically excluded.

The Adviser’s Standards may limit investment in certain geographic areas due to prevailing conditions that the Adviser believes affect the environmental and social performance of companies in those regions. In addition, the Adviser also excludes U.S. Treasuries, the general obligation securities issued by the U.S. government. While the Adviser recognizes that these securities support many public goods essential for our society, it has adopted this policy to reflect serious concerns about the risks posed by our country’s nuclear weapons arsenal.

The Adviser will often determine that an investment is consistent with its Standards even when the issuer’s profile reflects a mixture of positive and negative environmental and social characteristics. The Adviser recognizes that relationships with key stakeholders are complicated and that even the best of companies often run into problems day to day. The Adviser’s approach recognizes that a company with a mixed record may still be effectively grappling with the important issues in its industry and may determine that a company with a combination of controversies and praiseworthy initiatives is eligible for investment.

The Adviser will notify SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s subadviser, to sell a security if the Adviser determines that the issuer no longer demonstrates a commitment to sustainability solutions and/or fails to meet the Adviser’s Standards. There may be a delay in removing a security from the Fund’s portfolio after such a determination. The determination to remove a security from the Fund’s portfolio and the timing of implementation of such a determination may result in the Fund having to sell a security when it might be disadvantageous to do so.

The Adviser’s Standards, and the interpretation and application thereof, are subjective and may evolve over time.

Engagement. When appropriate, as determined by the Adviser, the Adviser may engage in dialogue with the management of companies urging them to address the environmental and social impacts of their operations. The Adviser may seek to raise issues of environmental and social performance with the management of certain companies through proxy voting, dialogue with management, and by filing shareholder proposals, where appropriate. In foreign regions, including European and Asia-Pacific countries, various barriers, including regulatory systems, geography, and language, may impair the Adviser’s ability to use its influence effectively. In particular, due to onerous regulatory barriers, the Adviser does not generally expect to file shareholder proposals outside the United States.

Subadviser

SSGA Funds Management, Inc. (the “Subadviser”), the Fund’s subadviser, invests in securities the Adviser has selected and notified the Subadviser are to be included in the Fund’s portfolio. The Subadviser will purchase or sell securities at a time determined appropriate by the Subadviser and in accordance with, but not necessarily in the identical amounts as provided with the Adviser’s investment selections, or as necessary to manage the amount of the Fund’s assets to be held in short term investments.